3-12-04

04004722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH. DC 187

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lloyd, Scott & Valenti, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9020-N Capital of Texas Hwy., Suite 250, Bldg. 1
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sterling Lee , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lloyd, Scott & Valenti, Ltd. , as of December 31 , 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LuAnn Laney
Notary Public, State of Texas
My Commission Expires
NOVEMBER 27, 2004

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LLOYD, SCOTT & VALENTI, LTD.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

LLOYD, SCOTT & VALENTI, LTD.

CONTENTS

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Lloyd, Scott & Valenti, Ltd.

We have audited the accompanying statement of financial condition of Lloyd, Scott & Valenti, Ltd., as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lloyd, Scott & Valenti, Ltd., as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 21, 2004

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

LLOYD, SCOTT & VALENTI, LTD.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$ 63,542
Receivable from broker-dealers and clearing organizations	183,430
Other assets	5,297
Property and equipment, net of accumulated depreciation of $2,857	17,143
	$ 269,412

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 20,631
Accrued expenses and other liabilities	110,262
Payable to Parent – income taxes	5,230
State income taxes payable	925
	137,048
Stockholders' equity	
Common stock	8,000
Additional paid-in capital	128,712
Retained earnings (deficit)	(4,348)
Total stockholders' equity	132,364
	$ 269,412

The accompanying notes are an integral part of these financial statements.

LLOYD, SCOTT & VALENTI, LTD.
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Securities commissions	$ 2,238,786
Interest income	218
Other income	36
	2,239,040
Expenses	
Compensation and benefits	29,858
Commissions and clearance paid to all other brokers	1,594,654
Communications	12,167
Occupancy and equipment costs	14,205
Promotional costs	978
Interest expense	198
Regulatory fees and expenses	18,719
Losses in error account and bad debt expense	27,124
Other expenses	486,821
	2,184,724
Income before income tax expense	54,316
Federal income tax expense	5,230
State income tax expense	925
Net income	$ 48,161

The accompanying notes are an integral part of these financial statements.

LLOYD, SCOTT & VALENTI, LTD.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2002	$ 8,000	$ 128,712	$ (52,509)	$ 84,203
Net income			48,161	48,161
Balances at December 31, 2003	$ 8,000	$ 128,712	$ (4,348)	$ 132,364

The accompanying notes are an integral part of these financial statements.

LLOYD, SCOTT & VALENTI, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2003

Balance at December 31, 2002	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2003	$ -0-

The accompanying notes are an integral part of these financial statements.

LLOYD, SCOTT & VALENTI, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 48,161
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	2,857
Change in operating assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(70,546)
Decrease in other receivable	35,314
Increase in accounts payable	15,056
Increase in accrued expenses and other liabilities	32,671
Increase in payable to Parent – income taxes	5,230
Increase in state income tax payable	925
Net cash provided (used) by operating activities	69,668
Cash flows from investing activities	
Purchase of property and equipment	(20,000)
Net cash provided (used) by investing activities	(20,000)
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash	49,668
Cash at beginning of year	13,874
Cash at end of year	$ 63,542

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 198
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Lloyd, Scott & Valenti, Ltd. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Envision Ventures, Inc. ("Envision") ("Parent"). Substantially all of the Company's business is conducted with customers located in the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, security transactions, and the related commission income and expenses, are recorded on a trade date basis.

Securities are carried at market value as determined by quoted market price, and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the correspondent broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Property and equipment is stated at cost.

Depreciation is provided for using an accelerated method over a period of five to seven years.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $109,223 and net capital requirements of $9,141. The Company's ratio of aggregated indebtedness to net capital was 1.25 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Capital Stock

The Company has the authority to issue 200 shares of no par value common stock, of which 200 shares are issued and outstanding.

Note 5 - Property and Equipment

The classes of property and equipment are as follows:

Furniture and fixtures	$ 20,000
Less: accumulated depreciation	(2,857)
	$ 17,143

Note 5 - Property and Equipment, continued

Depreciation expense for the year ended December 31, 2003 was $2,857 and is reflect in occupancy and equipment costs

Note 6 - Related Party

Envision has agreed by contract to furnish office space, various items of personal property, and various general and administrative services to the Company. Expenses incurred with Envision under this contract through December 31, 2003, were $466,888, and is included in other expenses.

During the year ended December 31, 2003, the Company purchased property and equipment from Envision for $20,000.

Note 7 - Federal Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Envision.

The provision for federal income taxes consists of the following:

Income tax before carryforwards	$ 8,653
Benefit from utilization of net operating loss carryforward of $18,530	(3,423)
Provision for federal income taxes	$ 5,230

Note 8 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at December 31, 2003 are as follows:

December 31,	
2004	$ 34,441
2005	37,572
2006	37,572
2007	12,524
	$ 122,109

Note 8 - Lease Commitments, continued

Rental expense for the year ended December 31, 2003 was $11,153, and is reflected in occupancy and equipment costs.

Note 9 - Commitments and Contingencies

The Company has an EEOC claim from a former employee incidental to its securities business. Management intends to present a vigorous defense.

The ultimate outcome of the proceeding cannot presently be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2003

Schedule I

LLOYD, SCOTT & VALENTI, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 132,364
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		132,364
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 5,297	
Property and equipment, net	17,143	(22,440)
Net capital before haircuts on securities positions		109,924
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(701)
Net capital		$ 109,223

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 20,631
Accrued expenses and other liabilities	110,262
Payable to Parent – income taxes	5,230
State income taxes payable	925
Total aggregate indebtedness	$ 137,048

LLOYD, SCOTT & VALENTI, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 9,141
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 9,141
Net capital in excess of required minimum	$ 100,082
Excess net capital at 1000%	$ 95,518
Ratio: Aggregate indebtedness to net capital	1.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital per the Company's (unaudited) Focus II filing	$ 135,377
Increase in non allowable assets	(20,000)
Increase in payable to Parent – income taxes	(5,230)
Increase in state income taxes payable	(925)
Miscellaneous rounding	1
Net capital per audited report	$ 109,223

Schedule II

LLOYD, SCOTT & VALENTI, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm:	Western Securities Clearing Company Advantage Trading Group, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2003

J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Lloyd, Scott & Valenti, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Lloyd, Scott & Valenti, Ltd. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
January 21, 2004